================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the Quarter Ended June 30, 2002


                                 AMDOCS LIMITED


                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands


                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

             Form 20-F   X               FORM 40-F
                       -----                       -----

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

             YES                         NO   X
                 -----                      -----

================================================================================

                                 AMDOCS LIMITED


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                       FOR THE QUARTER ENDED JUNE 30, 2002


                                      INDEX


PART I FINANCIAL INFORMATION

               Item 1. Financial Statements

                       Unaudited Consolidated Financial Statements

                       Consolidated Balance Sheets

                       Consolidated Statements of Operations

                       Consolidated Statement of Changes in Shareholders' Equity

                       Consolidated Statements of Cash Flows

                       Notes to Unaudited Consolidated Financial Statements

               Item 2. Operating and Financial Review and Prospects


PART II OTHER INFORMATION

               Item 6. Exhibits and Reports on Form 6-K

               SIGNATURES

               EXHIBIT INDEX

                                 AMDOCS LIMITED

                           CONSOLIDATED BALANCE SHEETS
                   (in U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                                                                                  AS OF
                                                                                      -------------------------------
                                                                                        JUNE 30,        SEPTEMBER 30,
                                                                                      -----------       -------------
                                                                                          2002              2001
                                                                                      -----------       -------------
                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents                                                           $  423,415          $  872,998
  Short-term interest-bearing investments                                                589,941             237,069
  Accounts receivable, including unbilled of $24,377 and $23,272, less
   allowances of $15,609 and $3,219, respectively(*)                                     358,416             384,851
  Deferred income taxes and taxes receivable                                              49,912              38,916
  Prepaid expenses and other current assets (*)                                           65,634              38,045
                                                                                      ----------          ----------
    Total current assets                                                               1,487,318           1,571,879

Equipment, vehicles and leasehold improvements, net                                      170,657             173,695
Deferred income taxes                                                                     24,909              19,722
Goodwill and other intangible assets, net                                                822,276             788,187
Other noncurrent assets (*)                                                              113,751              70,953
                                                                                      ----------          ----------
    Total assets                                                                      $2,618,911          $2,624,436
                                                                                      ==========          ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses                                                 $240,331            $166,527
  Accrued personnel costs                                                                 88,489             103,990
  Deferred revenue                                                                       134,260             140,033
  Short-term portion of capital lease obligations                                         10,237              10,400
  Deferred income taxes and taxes payable                                                114,126              91,026
                                                                                      ----------          ----------
    Total current liabilities                                                            587,443             511,976

Convertible notes and long-term portion of capital lease obligations                     518,682             524,779
Deferred income taxes                                                                      9,601               7,410
Other noncurrent liabilities                                                              83,493              68,180
                                                                                      ----------          ----------
    Total liabilities                                                                  1,199,219           1,112,345
                                                                                      ----------          ----------
Shareholders' equity:
  Preferred Shares - Authorized 25,000 shares; Pound Sterling 0.01 par
   value; 0 shares issued  and outstanding                                                    --                  --
  Ordinary Shares - Authorized 550,000 shares; Pound Sterling 0.01 par value; 223,253 and 222,628 issued and 215,521 and 222,628 outstanding,
    respectively                                                                           3,571               3,560
  Additional paid-in capital                                                           1,817,590           1,806,290
  Treasury stock                                                                        (109,281)                 --
  Accumulated other comprehensive loss                                                    (4,921)             (6,382)
  Unearned compensation                                                                       --                (185)
  Accumulated deficit                                                                   (287,267)           (291,192)
                                                                                      ----------          ----------
    Total shareholders' equity                                                         1,419,692           1,512,091
                                                                                      ----------          ----------
    Total liabilities and shareholders' equity                                        $2,618,911          $2,624,436
                                                                                      ==========          ==========

(*)  See Note 2.

                             See accompanying notes

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                      (in thousands, except per share data)

                                                       THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                             JUNE 30,                            JUNE 30,
                                                  --------------------------         ----------------------------
                                                    2002              2001              2002               2001
                                                  --------          --------         ----------        ----------
Revenue:
  License (*)                                     $ 36,778          $ 48,504         $  124,596        $  129,870
  Service (*)                                      343,357           355,503          1,133,449           988,593
                                                  --------          --------         ----------        ----------
                                                   380,135           404,007          1,258,045         1,118,463
                                                  --------          --------         ----------        ----------

Operating expenses:
  Cost of license                                    1,189             1,772              3,602             4,725
  Cost of service (*)                              231,648           220,834            711,454           618,776
  Research and development                          32,822            28,003             92,281            76,734
  Selling, general and administrative (*)           55,411            52,727            170,213           144,344
  Amortization of goodwill and
   purchased intangible assets                      56,562            55,807            175,238           164,131
  In-process research and development
   and nonrecurring charge                              --                --             30,711                --
                                                  --------          --------         ----------        ----------
                                                   377,632           359,143          1,183,499         1,008,710
                                                  --------          --------         ----------        ----------

Operating income                                     2,503            44,864             74,546           109,753

Interest income and other, net (*)                   3,080             5,228              8,790            15,885
                                                  --------          --------         ----------        ----------
Income before income taxes                           5,583            50,092             83,336           125,638
Income taxes                                        32,434            31,600             79,411            79,157
                                                  --------          --------         ----------        ----------
Net income (loss)                                 $(26,851)         $ 18,492         $    3,925        $   46,481
                                                  ========          ========         ==========        ==========

Basic earnings (loss) per share                   $  (0.12)         $   0.08         $     0.02        $     0.21
                                                  ========          ========         ==========        ==========

Diluted earnings (loss) per share                 $  (0.12)         $   0.08         $     0.02        $     0.20
                                                  ========          ========         ==========        ==========

Basic weighted average number of shares
 outstanding                                       220,245           222,349            221,979           221,814
                                                  ========          ========         ==========        ==========

Diluted weighted average number of
 shares outstanding                                220,245           226,942            223,968           226,961
                                                  ========          ========         ==========        ==========

(*)  See Note 2.

                             See accompanying notes

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
                                 (in thousands)

                                                                                          Accumulated
                                Ordinary Shares         Additional                           Other
                              --------------------       Paid-in         Treasury         Comprehensive
                              Shares        Amount       Capital          Stock               Loss
                              -------       ------      ----------       --------         -------------
BALANCE AS OF
 SEPTEMBER 30, 2001           222,628       $3,560      $1,806,290            $--           $(6,382)
Comprehensive income:
  Net income                       --           --              --             --                --
  Decrease in unrealized
   loss on foreign
   currency hedging
   contracts, net of $733
   tax                             --           --              --             --             1,079
  Increase in unrealized
   gain on cash equivalents
   and short-term interest-
   bearing investments, net
   of $88 tax                      --           --              --             --               382

  Comprehensive income

  Employee stock options
   exercised                      625           11           5,017             --                --
  Tax benefit of stock
   options exercised               --           --           6,203             --                --
  Expense related to
   vesting of stock options        --           --              80             --                --
  Repurchase of shares         (7,732)          --              --       (109,281)               --
  Amortization of
   unearned compensation           --           --              --             --                --
                              -------       ------      ----------      ---------           -------
BALANCE AS OF JUNE 30,
2002                          215,521       $3,571      $1,817,590      $(109,281)          $(4,921)
                              =======       ======      ==========      =========           =======
                                                                       Total
                                    Unearned        Accumulated     Shareholders'
                                  Compensation        Deficit          Equity
                                  ------------      -----------     -------------
BALANCE AS OF
 SEPTEMBER 30, 2001                  $(185)          $(291,192)       $1,512,091
Comprehensive income:
  Net income                            --               3,925             3,925
  Decrease in unrealized
   loss on foreign
   currency hedging
   contracts, net of $733
   tax                                  --                  --             1,079
  Increase in unrealized
   gain on cash equivalents
   and short-term interest-
   bearing investments, net
   of $88 tax                           --                  --               382
                                                                       ---------
  Comprehensive income                                                     5,386
                                                                       ---------
  Employee stock options
   exercised                            --                  --             5,028
  Tax benefit of stock
   options exercised                    --                  --             6,203
  Expense related to
   vesting of stock options             --                  --                80
  Repurchase of shares                  --                  --          (109,281)
  Amortization of
   unearned compensation               185                  --               185
                                     -----           ---------        ----------
BALANCE AS OF JUNE 30,
2002                                  $ --           $(287,267)       $1,419,692
                                     =====           =========        ==========

As of June 30, 2002 and September 30, 2001, accumulated other comprehensive loss is comprised of unrealized loss on foreign currency hedging contracts, net of tax, of $(6,823) and $(7,902), respectively, and unrealized gain on cash equivalents and short-term interest-bearing investments, net of tax, of $1,902 and $1,520, respectively.

                             See accompanying notes

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (in thousands)

                                                                           NINE MONTHS ENDED JUNE 30,
                                                                       --------------------------------
                                                                         2002                    2001
                                                                       ---------              ---------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                             $   3,925              $  46,481
Reconciliation of net income to net cash provided by
 operating activities:
  Depreciation and amortization                                          233,068                209,472
  Adjustment to the basis of investments                                   5,500                  6,750
  In-process research and development                                     17,400                     --
  Loss on sale of equipment                                                  335                    217
  Deferred income taxes                                                    6,607                  2,894
  Tax benefit of stock options exercised                                   6,203                  5,841
  Unrealized other comprehensive income (loss)                             2,282                 (5,277)
Net changes in operating assets and liabilities, net
 of amounts acquired:
  Accounts receivable                                                     50,845                (66,233)
  Prepaid expenses and other current assets                              (16,430)                (4,964)
  Other noncurrent assets                                                (10,272)                (6,274)
  Accounts payable and accrued expenses                                   38,491                 28,177
  Deferred revenue                                                       (36,583)                13,483
  Income taxes payable                                                      (616)                  (751)
  Other noncurrent liabilities                                            10,647                 13,070
                                                                       ---------              ---------
Net cash provided by operating activities                                311,402                242,886
                                                                       ---------              ---------

CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from sale of equipment, vehicles and leasehold
 improvements                                                              1,267                  2,157
Payments for purchase of equipment, vehicles, leasehold                  (42,417)
 improvements and other                                                                         (71,701)
Purchase of short-term interest-bearing investments, net                (352,872)              (214,767)
Investment in noncurrent assets                                          (41,026)                (4,669)
Cash paid for acquisitions                                              (213,180)                    --
                                                                       ---------              ---------
Net cash used in investing activities                                   (648,228)              (288,890)
                                                                       ---------              ---------

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from employee stock options exercised                             5,028                 12,818
Repurchase of shares                                                    (109,281)                    --
Net proceeds from issue of long term convertible notes                        --                488,000
Payments under short-term finance arrangements                                --                (20,000)
Principal payments on capital lease obligations                           (8,504)                (7,611)
                                                                       ---------              ---------
Net cash (used) provided in financing activities                        (112,757)               473,207
                                                                       ---------              ---------

Net (decrease) increase in cash and cash equivalents                    (449,583)               427,113
Cash and cash equivalents at beginning of period                         872,998                402,300
                                                                       ---------              ---------
Cash and cash equivalents at end of period                             $ 423,415              $ 829,413
                                                                       =========              =========

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
  Income taxes, net of refunds                                         $  68,800              $  65,741
  Interest                                                                10,949                  2,149


NON CASH INVESTING AND FINANCING ACTIVITIES

     Capital lease obligations of $2,245 and $8,185 were incurred during the nine months ended June 30, 2002 and 2001, respectively, as a result of the Company (as defined below) entering into lease agreements for the purchase of fixed assets.


                             See accompanying notes

                                 AMDOCS LIMITED

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                      (in thousands, except per share data)


1.   BASIS OF PRESENTATION

     Amdocs Limited and its subsidiaries ("Amdocs" or the "Company") is a leading provider of software products and services to the communications industry. The Company operates in one business segment, the provision of business support systems and related services. Focused on the communications industry, the Company designs, develops, markets, supports, operates and provides outsourcing of information system solutions primarily to leading communications companies throughout the world.

     The unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

     The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

     The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company's consolidated financial statements for the fiscal year ended September 30, 2001 set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.


2.   RELATED PARTY TRANSACTIONS

     The following related party balances are included in the balance sheets:

                                                                                     AS OF
                                                                         ------------------------------
                                                                          JUNE 30,        SEPTEMBER 30,
                                                                         ---------        -------------
                                                                            2002               2001
                                                                         ---------        -------------
Accounts receivable, including unbilled of $314 and                       $54,000            $104,096
 $4,479, respectively
Prepaid expenses and other current assets(1)                                  975                  --
Other noncurrent assets(2)                                                 50,318              10,091

(1) Consists of interest receivable accrued on convertible debentures issued to the Company by Certen Inc. ("Certen"), a company formed by Bell Canada and the Company in January 2001.

(2) Consists of an investment in Certen in equity and convertible debentures. The investment in Certen is accounted for under the cost method, based on the Company's 10% ownership of Certen. As part of its original commitment, the total additional financial investment the Company will be making in Certen is approximately $5,000, translated from Canadian dollars, which is the functional currency for the Certen transaction. The Company's exposure to currency fluctuation with respect to the convertible debenture component of this investment has been substantially hedged.

                                 AMDOCS LIMITED

                     (in thousands, except per share data)

     The Company licenses software and provides computer systems integration and related services to several affiliates of a significant shareholder of the Company, including Certen. The following related party revenue is included in the statements of operations for the following periods:

                                                        THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                             JUNE 30,                          JUNE 30,
                                                    -------------------------          -------------------------
                                                      2002             2001              2002             2001
                                                    -------           -------          --------         --------
Revenue:
  License                                           $ 9,607           $ 9,256          $ 20,281         $ 22,567
  Service                                            71,545            61,159           244,667          170,937

     The majority of the related party revenue is attributable to affiliates (other than Certen) of a significant shareholder of the Company, with the balance attributable to Certen.

     The following related party expenses and income are included in the statements of operations for the following periods:

                                                        THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                             JUNE 30,                          JUNE 30,
                                                     -----------------------            -----------------------
                                                      2002             2001              2002             2001
                                                     -----            ------            ------           ------
Operating expenses (1):
  Cost of service                                     $750            $1,187            $1,962           $2,476
  Selling, general and administrative                   96               144               267              575

Interest income and other, net (2):                  1,038                --             1,334               --

(1) The Company leases office space on a month-to-month basis and purchases other miscellaneous support services from affiliates of a certain shareholder.

(2) Represents interest and exchange rate differences, net of hedging, on the convertible debentures issued in connection with the Certen transaction. Absent hedging, these amounts would be $2,448 and $2,692 for the three and nine months ended June 30, 2002, respectively


3.   COMPREHENSIVE INCOME

     Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

     The following table sets forth the reconciliation from net income (loss) to comprehensive income (loss) for the following periods:

                                                       THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                            JUNE 30,                            JUNE 30,
                                                   -------------------------            ------------------------
                                                      2002             2001              2002             2001
                                                   ---------         -------            ------           -------
Net income (loss)                                  $(26,851)         $18,492            $3,925           $46,481
Other comprehensive income (loss):
  Unrealized income (loss) on foreign
   currency hedging contracts, net of tax             5,411            2,821             1,079            (3,865)
  Unrealized income (loss) on short-term
   interest-bearing investments, net of tax           3,179            (344)               382               171
                                                   --------          -------            ------           -------
Comprehensive income (loss)                        $(18,261)         $20,969            $5,386           $42,787
                                                   ========          =======            ======           =======

                                 AMDOCS LIMITED

                     (in thousands, except per share data)

4.   INCOME TAXES

     The provision for income taxes for the following periods consisted of:

                                                          THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                               JUNE 30,                           JUNE 30,
                                                      -------------------------          ------------------------
                                                        2002              2001             2002             2001
                                                      -------           -------          -------          -------
Current                                               $26,988           $26,129          $72,804          $76,263
Deferred                                                5,446             5,471            6,607            2,894
                                                      -------           -------          -------          -------
                                                      $32,434           $31,600          $79,411          $79,157
                                                      =======           =======          =======          =======

     The Company's effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

                                                           THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                                JUNE 30,                            JUNE 30,
                                                        -----------------------             -----------------------
                                                         2002              2001              2002             2001
                                                        -----             -----             -----             -----
Statutory Guernsey tax rate                               20%               20%               20%              20%
Guernsey tax-exempt status                               (20)              (20)              (20)             (20)
Foreign taxes                                             28                30                28               30
                                                        -----             -----             -----             -----
Income tax rate before effect of                          28                30                28               30
 acquisitions-related costs and nonrecurring
  charge
Effect of acquisitions-related costs                     553                33                47               33
                                                        -----             -----             -----             -----
Income tax rate before in-process
 research and development and
  nonrecurring charge                                    581                63                75               63
In-process research and development and
 nonrecurring charge                                      --                --                20               --
                                                        -----              ----             -----             -----
Effective income tax rate                                581%               63%               95%              63%
                                                        =====              ====             =====             =====

     These effective tax rates are substantially higher than the weighted average of the tax rates applicable to the Company generally in those jurisdictions where it operated during the time periods given. The high effective rates result from the substantial amount of the Company's non-deductible non-cash goodwill amortization related to acquisitions, relative to the Company's level of pretax income. This effect was exaggerated in the third quarter of fiscal 2002 because, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" ("SFAS 109"), the Company's effective tax rates are estimated in advance of each fiscal year, based on a forecast by the Company of its pretax income for the coming fiscal year, and the Company's current pretax income estimate is substantially less than the pretax income level originally forecast for the full fiscal year. Excluding the impact of acquisitions-related costs and certain other items, the Company's overall effective tax rate was approximately 28% and 30% for the three months and nine months ended June 30, 2002 and 2001, respectively.

                                 AMDOCS LIMITED

                     (in thousands, except per share data)

5.   EARNINGS (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted earnings (loss) per share:

                                                          THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                               JUNE 30,                             JUNE 30,
                                                     ----------------------------          -------------------------
                                                       2002                2001              2002             2001
                                                     --------            --------          --------         --------
Numerator:
  Net income (loss)                                  $(26,851)           $ 18,492          $  3,925         $ 46,481
                                                     ========            ========          ========         ========
Denominator:
  Denominator for basic earnings (loss)
   per share - weighted average number of
   shares outstanding(1)                              220,245             222,349           221,979          221,814
  Effect of dilutive stock options granted(2)              --               4,593             1,989            5,147
                                                     --------            --------          --------         --------
  Denominator for dilutive earnings (loss)
   per share - adjusted weighted average
   shares and assumed conversions(1)                  220,245             226,942           223,968          226,961
                                                     ========            ========          ========         ========

  Basic earnings (loss) per share                    $  (0.12)           $   0.08          $   0.02         $   0.21
                                                     ========            ========          ========         ========

  Diluted earnings (loss) per share                  $  (0.12)           $   0.08          $   0.02         $   0.20
                                                     ========            ========          ========         ========

(1) The weighted average number of shares outstanding includes exchangeable shares held by shareholders of Amdocs Canada, Inc. (formerly Solect Technology Group Inc. ("Solect")) pursuant to the Company's acquisition of Solect in April 2000, which are exchangeable for the Company's Ordinary Shares on a one-for-one basis.

(2) Due to net loss, potentially issuable shares are excluded from the computation of diluted average number of shares outstanding.

     The effect of the 2% Convertible Notes due June 1, 2008 issued by the Company in May 2001 (the "Notes") on diluted earnings (loss) per share was anti-dilutive for the three months and nine months ended June 30, 2002 and 2001, and therefore has not been included in the calculation above. The weighted average effect of the repurchase of Ordinary Shares by the Company has been included in the calculation of basic earnings (loss) per share. See Note 9 below.


6.   ACQUISITION

     On November 28, 2001, the Company completed its acquisition from Nortel Networks Corporation of substantially all of the assets of its Clarify business ("Clarify"), a leading provider of Customer Relationship Management ("CRM") software to communications companies and other enterprise sectors. This acquisition positioned the Company as a leading provider of CRM software to the communications industry and, through the addition of Clarify's CRM software to the Company's Business Support Systems offerings, reinforced the Company's leadership in delivering a comprehensive portfolio of business software applications. Following the acquisition, the Company has continued to sell Clarify's CRM software to customers other than communications service providers, although this is not the focus of the Company's business and, as a result, it believes that revenue from such customers will remain relatively stable over time.

                                 AMDOCS LIMITED

                     (in thousands, except per share data)

     The aggregate purchase price for Clarify was $203,750 in cash. The purchase price is subject to final price adjustments that may result in a reduction. Transaction costs were $8,250. The acquisition was accounted for as a business combination using the purchase method of accounting, as required by SFAS No. 141, "Business Combinations" ("SFAS 141"). The fair market value of Clarify's assets and liabilities is included in the Company's balance sheet and the results of Clarify's operations are included in the Company's consolidated statements of operations, in each case as of the closing date of the acquisition.

     The Company obtained a valuation of the intangible assets acquired in the Clarify transaction. The value of acquired technology included both existing technology and in-process research and development. The valuation of these technologies was made by applying the income forecast method, which considered the present value of cash flows by product lines. Of the $65,600 of acquired identifiable intangible assets, $17,400 was assigned to in-process research and development and was written off as of the closing date of the acquisition, in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method". This write-off is included in "in-process research and development and nonrecurring charge" for the nine months ended June 30, 2002. The fair value assigned to core technology was $13,400 and is being amortized over two years commencing on November 28, 2001. The fair value assigned to customer arrangements was $34,800 and is being amortized over three years commencing on November 28, 2001.

     The excess of the purchase price over the fair value of the net assets acquired, or goodwill, was $165,404. The amount assigned to goodwill is subject to the possible purchase price adjustment and other contingencies. The goodwill is accounted for under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). In accordance with SFAS 142, goodwill from acquisitions after July 1, 2001 is no longer amortized, but is subject to impairment tests. Under the transition provisions of SFAS 142, goodwill for acquisitions prior to July 1, 2001 will continue to be amortized only through September 30, 2002. As a result, goodwill associated with the acquisition of Clarify is not amortized, while goodwill associated with other acquisitions by the Company will be amortized only for the remainder of this fiscal year.

     Set forth below is the unaudited pro forma revenue, operating income, net income (loss) and earnings (loss) per share as if Clarify had been acquired as of the beginning of the respective periods, excluding the write-off of purchased in-process research and development:

                                                            THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                               JUNE 30, 2001                       JUNE 30,
                                                            ------------------           ----------------------------
                                                                                            2002              2001
                                                                                         ----------       -----------
Revenue                                                           $459,007               $1,278,045       $1,313,081
Operating income                                                    15,478                   80,346           31,119
Net income (loss)                                                   (4,244)                  11,261          (18,843)
Basic earnings (loss) per share                                      (0.02)                    0.05            (0.08)
Diluted earnings (loss) per share                                    (0.02)                    0.05            (0.08)

     As a result of SFAS 142, goodwill associated with acquisitions completed after July 1, 2001 is not amortized and, accordingly, the pro forma information above reflects no amortization of goodwill related to the Clarify acquisition.


7.   ADJUSTMENT TO THE BASIS OF INVESTMENTS

     In the third quarter of fiscal 2002, the Company recorded pretax charges of $5,500 to adjust the carrying value of two investments, accounted for by the Company under the cost method. In the third

                                 AMDOCS LIMITED

                     (in thousands, except per share date)

quarter of fiscal 2001, the Company recorded pretax charges of $6,750 to adjust the carrying value of four investments, accounted for by the Company under the cost method. The Company monitors the economic and financial aspects of its interests in all of its investments.


8.   OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAM

     As part of a plan to achieve increased operational efficiency and to more closely monitor and reduce costs, in October 2001 the Company consolidated its Stamford, Connecticut data center into its Champaign, Illinois facility, and closed the Stamford facility. As a direct result of this closure, the Company incurred a nonrecurring charge of $13,311 in the first quarter of fiscal 2002, primarily for the write-off of leasehold improvements and rent obligations, with the remainder for severance payments. This nonrecurring charge is included in "in-process research and development and nonrecurring charge" for the nine months ended June 30, 2002. In addition, as part of a general effort to reduce costs, the Company has decreased its overall commitments for employee compensation, through a lesser reliance on fixed compensation programs and a greater reliance on discretionary arrangements.

     On June 20, 2002, the Company announced its intention to implement a cost reduction program to reduce costs by approximately 10% in response to a decline of the Company's forecasted revenue for the third and fourth quarters of fiscal 2002. The decline resulted from, among other factors, slowdowns in customer buying decisions in the third quarter of fiscal 2002, stemming from overall reductions in the capital investment budgets of many communications service providers, leading to fewer new contracts for the Company than it had expected, as well as smaller than expected initial spending commitments and reduced discretionary spending under the Company's contracts with some of its customers. These cost reductions, implementation of which will take place during the fourth quarter of fiscal 2002, include workforce reductions of approximately 10% that occurred in July 2002, and general overhead expense reduction measures, such as the closure of excess facilities.

     The Company expects to record a charge of $20,000 to $25,000 in the fourth quarter of fiscal 2002, consisting primarily of severance payments for the approximately one thousand positions that have been eliminated by the Company, and facility closing costs. Except for certain lease termination costs that will be paid over the respective lease terms, the Company expects to pay substantially all of the remaining costs of the cost reduction program throughout the first quarter of fiscal 2003.


9.   SECURITIES REPURCHASE PROGRAMS

     On November 6, 2001, the Company announced that its board of directors had approved a share repurchase program authorizing the repurchase of up to 11,000 Ordinary Shares, or approximately 5% of the Company's outstanding Ordinary Shares as of that date. On April 23, 2002, the Company announced that its board of directors had expanded the existing stock repurchase plan to authorize the purchase of up to 20,000 shares, or approximately 9% of the Company's outstanding Ordinary Shares. Under the program, from time to time through November 2002, shares may be repurchased on the open market, in privately negotiated transactions or otherwise, in accordance with any applicable laws, and at times and prices considered appropriate by the Company. During the three and nine month periods ended June 30, 2002, the Company repurchased 7,132.5 and 7,732.5 Ordinary Shares, respectively, at an average price of $13.16 and $14.13 per share, respectively. The Company funded these repurchases, and intends to fund any future repurchases, with available funds.

                                 AMDOCS LIMITED

                     (in thousands, except per share date)

     On July 23, 2002, the Company's board of directors authorized the Company to repurchase outstanding Notes, in such amounts, at such prices and at such times considered appropriate by the Company. Such repurchases may be made by the Company on the open market, in privately negotiated transactions or otherwise, in accordance with any applicable laws and the terms of the Notes. No repurchases by the Company have been made to date.


10.  LITIGATION

     Beginning on June 24, 2002, a number of complaints were filed by holders of the Company's Ordinary Shares against the Company and four of its officers and directors, in the United States District Courts for the Eastern District of Missouri and the Southern District of New York. The complaints allege violations of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. Each plaintiff seeks to represent a putative class of all purchasers of the Company's Ordinary Shares between July 18, 2000 (or, in some of the complaints, July 24, 2001) and June 20, 2002. The complaints generally allege that, during that period, the Company and the individual defendants made false or misleading statements, in press releases and Securities and Exchange Commission filings, regarding among other things the Company's future prospects, backlog, revenue, gross margin, acquisitions and accounting practices. Each plaintiff seeks unspecified monetary damages and other relief against all defendants. The Company disputes the allegations of wrongdoing in these complaints and intends to defend itself vigorously.

ITEM 2.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING STATEMENTS

     Some of the information in this section contains forward looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that involve substantial risks and uncertainties. You can identify these statements by forward looking words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential" and similar words. Statements that we make in this section that are not statements of historical fact also may be forward looking statements. Forward looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward looking statements.

     Important factors that may affect these projections or expectations include, but are not limited to: the loss of a significant client; changes in the overall economy; changes in competition in markets in which we operate; changes in the regulatory environment in which our customers operate; changes in the demand for our products and services; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; acts of war or terrorism; and consolidation within the industries in which our customers operate.


INTRODUCTION

     In this section, we discuss the general financial condition and the results of operations for Amdocs and its subsidiaries including:

     -    what factors affect our business,

     - what our revenue and costs were in the nine months and three months ended June 30, 2002 and 2001,

     -    why those revenue and costs were different from period to period,

     -    the sources of our revenue,

     -    the impact of certain special charges we have made,

     -    how all of this affects our overall financial condition,

     - what our expenditures were in the nine months and three months ended June 30, 2002 and 2001, and

     - the sources of our cash to pay for future capital expenditures and possible acquisitions.

     In this section, we also analyze and explain for the relevant periods the changes in the specific line items in our consolidated statements of operations. This section should be read in conjunction with our consolidated financial statements.


OVERVIEW OF BUSINESS AND TREND INFORMATION

     Our market focus is the communications industry, and we are a leading provider of software products and services to that sector. Our Business Support Systems ("BSS") consist primarily of Customer Care and Billing, Customer Relationship Management (or "CRM") and Order Management Systems (collectively,

"CC&B Systems"). Our products are designed to meet the mission-critical needs of leading communications service providers, supporting a wide range of communications services, including wireline, wireless, broadband, electronic and mobile commerce and Internet Protocol ("IP") services. We also support companies that offer multiple service packages, commonly referred to as convergent services. In addition, we provide a full range of Directory Sales and Publishing Systems ("Directory Systems") to publishers of both traditional printed yellow page and white page directories and electronic Internet directories. Due to the complexity of BSS projects and the expertise required for system support, we also provide extensive customization, implementation, system integration, ongoing support, system enhancement, maintenance and outsourcing services, such as the operation of data centers and the provision of communications facility management services, in all cases on either or a combination of a fixed or unit charge basis to our customers.

     As part of our strategy, we may pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. See discussion below - "Acquisition".

     We derive our revenue principally from:

     - the initial sale of our products and related services, including license fees and customization, implementation and integration services,

     - recurring revenue from ongoing support and maintenance provided to our customers and, to a lesser degree, from incremental license fees resulting from increases in the number of a customer's subscribers, and

     -    outsourcing and other related services for our customers.

     We usually sell our software as part of an overall solution offered to a customer, in which significant customization and modification to our software generally is required. As a result, revenue generally is recognized over the course of these long-term projects. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery. In outsourcing contracts, revenue from the operation and maintenance of customers' billing systems is recognized in the period in which the bills are produced. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware and software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a substantial portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

     Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. As a result of the slowdown in the communications industry, the market value, financial results and prospects, and capital spending levels of most communications companies have declined or degraded.

     The persistence and worsening of the downturn in the communications industry has significantly impacted our business. Recent further slowdowns in customer buying decisions stemming from overall reductions in the capital investment budgets of many communications service providers have led to fewer new contracts than we had expected, as well as smaller than expected initial spending commitments and reduced discretionary spending under our contracts with some of our customers. These factors, combined with the continuing general economic slowdown, resulted in our achieving lower revenue levels during the third quarter of fiscal 2002 than we had originally expected. We believe that the downturn in our market will continue to impact our business in the next quarter, and will result in further reductions in revenue. We currently expect that revenue for the fourth quarter ending September 30, 2002 will be in the range of $350 million to $360 million, and that we will have a loss per share for the fourth quarter. Excluding the effects of acquisition-related charges and a non-recurring charge to be made in the fourth quarter of fiscal 2002 related to a cost reduction program commenced in July 2002, we expect that our pro forma earnings per share in the fourth quarter of fiscal 2002 will be in the range of $0.17 to $0.20 per share. See discussions below - "Acquisition" and "Operational Efficiency and Cost Reduction Program".

     Although we are unable at this time to forecast beyond the fourth quarter of fiscal 2002, we could experience additional revenue softness in the future. As a result of the decrease in our revenue, we moved decisively to reduce costs. See discussion below - "Operational Efficiency and Cost Reduction Program".

     Due to our heavy dependence on the communications industry, we can be adversely effected by bankruptcies or other business failures in that industry. Failures in the communications industry could harm our business and might have a material adverse effect on our operating results and financial condition.

     License and service fees from the sale of CC&B Systems amounted to $1,124.1 million and $1,001.8 million in the nine months ended June 30, 2002 and 2001, respectively, representing 89.4% and 89.6%, respectively, of our revenue for such periods. License and service fees from the sale of CC&B Systems amounted to $338.9 million and $364.1 million in the three months ended June 30, 2002 and 2001, respectively, representing 89.1% and 90.1%, respectively, of our revenue for such periods.

     We believe that we are a leading global provider of CC&B Systems. We provide a broad set of CC&B Systems, with proven functionality and scalability, accompanied by a comprehensive range of support services.

     We believe that demand for our CC&B Systems is driven by, among other key factors:

     -    the global penetration of communications service providers,

     - the emergence of new communications products and services, especially IP and data services,

     - technological changes, such as the introduction of wireless Internet services via GPRS (General Packet Radio Services) and UMTS (Universal Mobile Telecommunications System) technology, and

     -    a shift from in-house management to vendor solutions.

     We also believe two key drivers of demand are the continuing trend for communications service providers to offer to their subscribers multiple service packages, commonly referred to as convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services), and the ability of our CC&B Systems to improve productivity and reduce costs of communications providers.

     Another key to demand for our CC&B Systems is the practice by certain communications service providers to outsource entirely their customer care and billing functions.

     We expect that, as a result of the downturn in the communications industry, with its direct negative impact on the number of new contracts we have been able to obtain, and the smaller initial spending commitments and reduced discretionary spending being made by some of our customers, revenue attributable to our CC&B Systems will decrease in the fourth quarter of fiscal 2002. Although we are unable at this time to forecast demand for our CC&B Systems beyond the fourth quarter of fiscal 2002, we could experience additional revenue softness in the future.

     License and service fee revenue from the sale of Directory Systems totaled $133.9 million and $116.7 million in the nine months ended June 30, 2002 and 2001, respectively, accounting for 10.6% and 10.4%, respectively, of our revenue for such periods. License and service fee revenue from the sale of Directory Systems totaled $41.3 million and $39.9 million in the three months ended June 30, 2002 and 2001, respectively, accounting for 10.9% and 9.9%, respectively, of our revenue for such periods.

     We believe that we are a leading provider of Directory Systems in most of the markets that we serve and, although we are unable at this time to forecast demand for our Directory Systems beyond the fourth quarter of fiscal 2002, we currently expect that the demand for our Directory Systems will remain relatively stable in future periods.


SENIOR MANAGEMENT TRANSITION

     On June 20, 2002, our board of directors accepted the request of Avinoam Naor, who at that time was serving as President and Chief Executive Officer of Amdocs Management Limited, to accelerate the senior management transition we first announced on March 13, 2002. Effective July 1, 2002, Dov Baharav, who previously had served as Chief Financial Officer of Amdocs Management Limited, assumed the role of President and Chief Executive Officer. Ron Moskovitz, who previously had served as Vice President of Finance for Amdocs Management Limited, took over the role of Chief Financial Officer.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our internal product development programs. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications markets and to provide new and enhanced functionality to our existing BSS offerings. Research and development expenditures amounted to $92.3 million and $76.7 million in the nine months ended June 30, 2002 and 2001, respectively, representing 7.3% and 6.9%, respectively, of our revenue in these periods. Research and development expenditures amounted to $32.8 million and $28 million in the three months ended June 30, 2002 and 2001, respectively, representing 8.6% and 6.9%, respectively, of our revenue in these periods. We believe that our research and development efforts are a key element of our strategy and are essential to our BSS offerings. Although we intend to continue devoting resources to research and development as required to maintain and further strengthen our market position, our research and development budget, like all of our costs, is sensitive to our overall financial condition and a decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures.

     We regard significant portions of our software products and systems as proprietary and rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit access to, and distribution of, our proprietary information. We believe that the sophistication and complexity of our BSS offerings make it very difficult to copy such information or to subject such information to unauthorized use. We maintain sole ownership of our software products.


ACQUISITION

     On November 28, 2001, we completed our acquisition from Nortel Networks Corporation of substantially all of the assets of Clarify, a leading provider of CRM software to communications companies and other enterprise sectors. This acquisition positioned us as a leading provider of CRM software to the communications industry and, through our addition of Clarify's CRM software to our BSS offerings, reinforced our leadership in delivering a comprehensive portfolio of business software applications. Following the acquisition, we have continued to sell Clarify's CRM software to customers other than communication service providers, although this is not the focus of our business and, as a result, we believe that revenue from such customers will remain relatively stable over time.

     The aggregate purchase price for Clarify was $203.8 million in cash. The purchase price is subject to final price adjustments that may result in a reduction. Transaction costs were $8.3 million. The acquisition was accounted for as a business combination using the purchase method of accounting, as required by SFAS 141. The fair market value of Clarify's assets and liabilities is included in our balance sheet and the results of Clarify's operations are included in our consolidated statements of operations, in each case as of the closing date of the acquisition.

     We obtained a valuation of the intangible assets acquired in the Clarify transaction. The value of acquired technology included both existing technology and in-process research and development. The valuation of these technologies was made by applying the income forecast method, which considered the present value of cash flows by product lines. Of the $65.6 million of acquired identifiable intangible assets, $17.4 million was assigned to in-process research and development and was written off as of the closing date of the acquisition, in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method". This write-off was included in "in-process research and development and nonrecurring charge" for the nine months ended June 20, 2002. The fair value assigned to core technology was $13.4 million and is being amortized over two years commencing on November 28, 2001. The fair value assigned to customer arrangements was $34.8 million and is being amortized over three years commencing on November 28, 2001.

     The excess of the purchase price over the fair value of the net assets acquired, or goodwill, is $165.4 million. The amount assigned to goodwill is subject to the possible purchase price adjustment and other contingencies. The goodwill is accounted for under SFAS 142. In accordance with SFAS 142, goodwill from acquisitions after July 1, 2001 is no longer amortized, but is subject to impairment tests. Under the transition provisions of SFAS 142, goodwill for acquisitions prior to July 1, 2001 will continue to be amortized only through September 30, 2002. As a result, goodwill associated with the acquisition of Clarify is not amortized, while goodwill associated with other acquisitions will be amortized only for the remainder of this fiscal year.


ADJUSTMENT TO THE BASIS OF INVESTMENTS

     In the third quarter of fiscal 2002, we recorded pretax charges of $5.5 million to adjust the carrying value of two investments, accounted for by us under the cost method. In the third quarter of fiscal 2001, we recorded pretax charges of $6.8 million to adjust the carrying value of four investments, accounted for by us under the cost method. We monitor the economic and financial aspects of our interests in all of our investments.


OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAM

     As part of a plan to achieve increased operational efficiency and to more closely monitor and reduce costs, in October 2001 we consolidated our Stamford, Connecticut data center into our Champaign, Illinois facility, and we closed the Stamford facility. As a direct result of this closure, we incurred a nonrecurring charge of $13.3 million in the first quarter of fiscal 2002, primarily for the write-off of leasehold improvements and rent obligations, with the remainder for severance payments. This nonrecurring charge is included in "in-process research and development and nonrecurring charge" for the nine months ended June 30, 2002. In addition, as part of a general effort to reduce costs, we have decreased our overall commitments for employee compensation, through a lesser reliance on fixed compensation programs and a greater reliance on discretionary arrangements.

     On June 20, 2002, we announced our intention to implement a cost reduction program to reduce costs by approximately 10% in response to a decline of our forecasted revenue for the third and fourth quarters of fiscal 2002. The decline resulted from, among other factors, slowdowns in customer buying decisions in the third quarter of fiscal 2002, stemming from overall reductions in the capital investment budgets of many communications service providers, leading to fewer new contracts for us than we had expected, as well as smaller than expected initial spending commitments and reduced discretionary spending under our contracts with some of our customers. These cost reductions, implementation of which will take place during the fourth quarter of fiscal 2002, include workforce reductions of approximately 10% that occurred in July 2002, and general overhead expense reduction measures, such as the closure of excess facilities.

     We expect to record a charge of $20 million to $25 million in the fourth quarter of fiscal 2002, consisting primarily of the severance payments for approximately 1,000 positions that have been eliminated, and facility closing costs. Except for certain lease termination costs that will be paid over the respective lease terms, we expect to pay substantially all of the remaining costs of the cost reduction program throughout the first quarter of fiscal 2003.

     We believe that implementation of our cost reduction program will permit us to achieve cost savings of approximately $20 million in the fourth quarter of fiscal 2002, and cost savings of approximately $30 million in the first quarter of fiscal 2003, from the cost levels we otherwise would have incurred in those respective periods.

     We also have begun work to redirect certain of our existing resources in response to changing market conditions. An internal analysis of the organizational changes that may be appropriate in order to implement such a strategy has begun and, although specific details have not yet been fully formulated, we currently anticipate that certain decisions will be made and changes implemented in the next several months.

SECURITIES REPURCHASE PROGRAMS

     On November 6, 2001, we announced that our board of directors had approved a share repurchase program authorizing the repurchase of up to 11 million of our Ordinary Shares, or approximately 5% of our outstanding Ordinary Shares as of that date. On April 23, 2002, we announced that our board of directors had expanded the existing stock repurchase plan to authorize the purchase of up to 20 million shares, or approximately 9% of our outstanding Ordinary Shares. Under the program, from time to time through November 2002, shares may be repurchased on the open market, in privately negotiated transactions or otherwise, in accordance with any applicable laws, and at times and prices as we deem appropriate. During the three and nine months ended June 30, 2002 we repurchased
7.1 million and 7.7 million, respectively, of our Ordinary Shares at an average price of $13.16 and $14.13, per share, respectively. We funded these repurchases, and intend to fund any future repurchases, with available funds.

     On July 23, 2002, our board of directors authorized us to repurchase outstanding 2% Convertible Notes due June 1, 2008, originally issued in May 2001 (the "Notes"), in such amounts, at such prices and at such times considered appropriate. Such repurchases may be made on the open market, in privately negotiated transactions or otherwise, in accordance with any applicable laws and the terms of the Notes. No repurchases have been made to date.


RESULTS OF OPERATIONS

     The following tables set forth for the nine months and three months ended June 30, 2002 and 2001 certain items in our consolidated statements of operations reflected as a percentage of total revenue:

                                                               NINE MONTHS ENDED JUNE 30,
                                                            --------------------------------
                                                             2002     2001     2002     2001
                                                            -----    -----    -----    -----
                                                             PRO FORMA(*)      AS REPORTED
                                                            --------------    --------------
          Revenue:
            License                                           9.9%    11.6%     9.9%    11.6%
            Service                                          90.1     88.4     90.1     88.4
                                                            -----    -----    -----    -----
                                                            100.0    100.0    100.0    100.0
                                                            -----    -----    -----    -----
          Operating expenses:
            Cost of license                                   0.3      0.4      0.3      0.4
            Cost of service                                  56.6     55.3     56.6     55.3
            Research and development                          7.3      6.9      7.3      6.9
            Selling, general and
             administrative                                  13.5     12.9     13.5     12.9
            Amortization of goodwill and
             purchased intangible assets                       --       --     13.9     14.7
            In-process research and
             development and nonrecurring charge               --       --      2.5       --
                                                            -----    -----    -----    -----
                                                             77.7     75.5     94.1     90.2
                                                            -----    -----    -----    -----
          Operating income                                   22.3     24.5      5.9      9.8
          Interest income and other, net                      0.7      1.4      0.7      1.4
                                                            -----    -----    -----    -----
          Income before income taxes                         23.0     25.9      6.6     11.2
          Income taxes                                        6.4      7.8      6.3      7.1
                                                            -----    -----    -----    -----
          Net income                                         16.6%    18.1%     0.3%     4.1%
                                                            =====    =====    =====    =====

          (*) The above pro forma financial information regarding our operating results is provided as a complement to results reported in accordance with GAAP. This pro forma financial information excludes (i) $175.2 million for amortization of goodwill and purchased intangible assets and all related tax effects attributable to acquisitions and (ii) for the nine months ended June 30, 2002 only, $17.4 million for purchased in-process research and development attributable to the acquisition of Clarify and $13.3 million for a nonrecurring charge related to the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility, and all related tax effects.

                                                                     THREE MONTHS ENDED JUNE 30,
                                                       ---------------------------------------------------------
                                                        2002             2001            2002              2001
                                                       -----            -----            -----             -----
                                                            PRO FORMA (*)                     AS REPORTED
                                                       ----------------------            -----------------------
          Revenue:
            License                                      9.7%            12.0%             9.7%             12.0%
            Service                                     90.3             88.0             90.3              88.0
                                                       -----            -----            -----             -----
                                                       100.0            100.0            100.0             100.0
                                                       -----            -----            -----             -----
          Operating expenses:
            Cost of license                              0.3              0.4              0.3               0.4
            Cost of service                             60.9             54.7             60.9              54.7
            Research and development                     8.6              6.9              8.6               6.9
            Selling, general and
             administrative                             14.6             13.1             14.6              13.1
            Amortization of goodwill and
             purchased intangible assets                  --               --             14.9              13.8
                                                       -----            -----            -----             -----
                                                        84.4             75.1             99.3              88.9
                                                       -----            -----            -----             -----
          Operating income                              15.6             24.9              0.7              11.1
          Interest income and other, net                 0.8              1.3              0.8               1.3
                                                       -----            -----            -----             -----
          Income before income taxes                    16.4             26.2              1.5              12.4
          Income taxes                                   4.6              7.9              8.6               7.8
                                                       -----            -----            -----             -----
          Net income (loss)                             11.8%            18.3%            (7.1)%             4.6%
                                                       =====            =====            =====             =====

          (*) The above pro forma financial information regarding our operating results is provided as a complement to results reported in accordance with GAAP. This pro forma financial information excludes amortization of goodwill and purchased intangible assets and all related tax effects attributable to acquisitions.


     NINE MONTHS ENDED JUNE 30, 2002 AND 2001

     REVENUE. Revenue for the nine months ended June 30, 2002 was $1,258 million, an increase of $139.6 million, or 12.5%, over the nine months ended June 30, 2001. This reflected a lower growth rate than the 39.2% revenue increase we had been able to achieve a year earlier, attributable primarily to a pronounced decrease in our CC&B revenue in the third quarter of fiscal 2002. Following CC&B Systems revenue levels in the first six months of fiscal 2002 that were 23.8% higher than revenue levels for CC&B Systems in the comparable period of fiscal 2001, and 6.3% higher sequentially based on a comparison of our second to our first fiscal quarters of 2002, the Company experienced a $65.8 million, or 16.3%, decline in revenue from our CC&B Systems between the second and third quarters of fiscal 2002.

     License revenue decreased from $129.9 million in the nine months ended June 30, 2001 to $124.6 million during the nine months ended June 30, 2002, a decrease of 4.1%, while service revenue increased 14.7% from $988.6 million in the nine months ended June 30, 2001 to $1,133.5 million in the nine months ended June 30, 2002. The decrease in license revenue is attributable primarily to the slowdown in customer buying decisions in the third quarter of fiscal 2002, stemming from overall reductions in the capital investment budgets of many communications service providers, which has resulted in our obtaining fewer new contracts than expected and smaller than expected initial spending commitments under contracts with some of our customers. The smaller than anticipated increase in service revenue is attributable primarily to our obtaining fewer new contracts than expected, as well as to smaller initial spending commitments and reduced discretionary spending under our contracts with some of our customers in the third quarter of fiscal 2002.

     Total CC&B Systems revenue for the nine months ended June 30, 2002 was $1,124.1 million, an increase of $122.3 million, or 12.2%, over the nine months ended June 30, 2001. During the nine months ended June 30, 2002, the demand for our CC&B Systems was primarily driven by the need for communications companies to continue to upgrade their customer care and billing, CRM software and order management systems in response to competition in the subscriber markets, the need to offer new data services, and the need to improve productivity and operational efficiency. In addition, demand for our CC&B Systems was enhanced by our acquisition of Clarify, including the addition of Clarify's CRM software to our CC&B Systems offerings. As a result of our acquisition of Clarify, a portion of our CC&B Systems revenue in the nine months ended June 30, 2002 was derived from customers other than communications service providers. For the nine months ended June 30, 2002, approximately $40 million of our CC&B Systems revenue is attributable to such customers. Our business is not focused on such non-communications service provider customers and, as a result, we believe that revenue from such customers will remain relatively stable over time.

     Revenue from Directory Systems was $133.9 million for the nine months ended June 30, 2002, an increase of $17.2 million, or 14.7%, over the nine months ended June 30, 2001. The increase is attributable primarily to extensions of agreements with and additional services rendered to existing customers.

     In the nine months ended June 30, 2002, revenue from customers in North America, Europe and the rest of the world accounted for 62.4%, 28% and 9.6%, respectively, compared to 52.7%, 36.8% and 10.5%, respectively, for the nine months ended June 30, 2001. The growth in North America in the nine months ended June 30, 2002, was attributable primarily to revenue we gained from increased activity from existing customers.

     COST OF LICENSE. Cost of license for the nine months ended June 30, 2002 was $3.6 million, a decrease of $1.1 million, or 23.8%, over the cost of license for the nine months ended June 30, 2001. Cost of license includes amortizations of purchased computer software and intellectual property rights, and is decreasing as a result of our amortizing on a faster than straight line basis.

     COST OF SERVICE. Cost of service for the nine months ended June 30, 2002 was $711.5 million, an increase of $92.7 million, or 15%, over the cost of service of $618.8 million for the nine months ended June 30, 2001. As a percentage of revenue, cost of service increased to 56.6% in the nine months ended June 30, 2002 from 55.3% in the nine months ended June 30, 2001. The increase in cost of service as a percentage of revenue is attributable to our costs growing at a rate closer to what we had previously believed would be the growth rate of our revenue. As a result of the general economic and other factors negatively impacting our markets, we are taking steps to make parallel decreases in our costs. See discussion above - "Operational Efficiency and Cost Reduction Program".

     RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense attributable to research and development activities, either in conjunction with customer projects or as part of our internal product development program. In the nine months ended June 30, 2002, research and development expense was $92.3 million, or 7.3% of revenue, compared with $76.7 million, or 6.9% of revenue, in the nine months ended June 30, 2001. The increase in expense reflects ongoing expenditures primarily for CC&B Systems. Our research and development budget, like all of our costs, is sensitive to our overall financial condition and a decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures. See discussion above - "Research and Development, Patents and Licenses".

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense was primarily comprised of compensation expense and increased by 17.9% to $170.2 million, or 13.5% of revenue, in the nine months ended June 30, 2002 from $144.3 million, or 12.9% of revenue, in the nine months ended June 30, 2001. The increase in selling, general and administrative expense as a percentage of revenue is attributable primarily to the increase in our selling and marketing efforts in the nine months ended June 30, 2002 and, to a lesser degree, to the reduction in our revenue growth, which was not offset by a parallel decrease in our selling, general and administrative expense.

     AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLE ASSETS. Amortization of goodwill and purchased intangible assets for the nine months ended June 30, 2002 was $175.2 million, compared to $164.1 million in the nine months ended June 30, 2001. The increase in amortization expense in the nine months ended June 30, 2002 is due to non-goodwill related amortization resulting from the Clarify acquisition. As a result of SFAS 142, goodwill related to Clarify, an acquisition made by us after July 1, 2001, is not amortized, but is subject to impairment tests. For acquisitions we made prior to July 1, 2001, SFAS 142 requires us to amortize the goodwill resulting from such acquisitions only through September 30, 2002. In the nine months ended June 30, 2002, total amortization related to such goodwill is $151.5 million. Effective as of October 1, 2002, SFAS 142 will be adopted by us and goodwill related to our acquisitions will no longer be amortized. Instead, any such goodwill will be subject only to the same impairment tests now applicable to Clarify-related goodwill. See discussion above - "Acquisition".

     IN-PROCESS RESEARCH AND DEVELOPMENT AND NONRECURRING CHARGE. In-process research and development and nonrecurring charge in the nine months ended June 30, 2002 consisted of a one-time charge of $17.4 million related to the Clarify transaction for write-off of purchased in-process research and development, and a nonrecurring charge of $13.3 million related to the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility.

     OPERATING INCOME. Operating income in the nine months ended June 30, 2002, was $74.5 million, compared to $109.8 million in the nine months ended June 30, 2001, a decrease of 32.1%, due to the reduction in our revenue growth in the nine months ended June 30, 2002, which was not offset by a parallel decrease in our costs, and by the Clarify acquisition-related charges and the nonrecurring charge resulting from the Stamford facility closing. Pro forma operating income for the nine months ended June 30, 2002, excluding acquisition-related charges and the nonrecurring charge, was $280.5 million, or 22.3% of revenue, compared to $273.9 million, or 24.5% of revenue, for the nine months ended June 30, 2001, an increase of 2.4%.

     INTEREST INCOME AND OTHER, NET. In the nine months ended June 30, 2002, interest income and other, net, was $8.8 million, a decrease of $7.1 million from the nine months ended June 30, 2001. The decrease in interest income and other, net, is primarily attributable to the overall decline in interest rates and, to a lesser degree, to the decrease in our cash equivalents and short-term interest-bearing investments, and the interest obligations on the Notes.

     INCOME TAXES. Income taxes in the nine months ended June 30, 2002 were $79.4 million on pretax income of $83.3 million. Our blended effective tax rate for the nine months ended June 30, 2002 was 95%, resulting from the non-cash amortization of goodwill related to acquisitions, much of which is not tax deductible. The pro forma effective tax rate for the nine months ended June 30, 2002, excluding the acquisition-related charges and the nonrecurring charge resulting from the Stamford facility closing, was 28%. In the nine months ended June 30, 2001, income taxes were $79.2 million on income before taxes of $125.6 million. The pro forma effective tax rate for the nine months ended June 30, 2001, excluding acquisition-related charges, was 30%. See discussion below - "Effective Tax Rate".

     NET INCOME. Net income was $3.9 million in the nine months ended June 30, 2002, compared to $46.5 million in the nine months ended June 30, 2001. Net income was 0.3% of revenue for the nine months ended June 30, 2002, compared to 4.1% for the nine months ended June 30, 2001. The decrease is attributable primarily to the reduction in our revenue growth in the nine months ended June 30, 2002, which was not offset by a parallel decrease in our costs, and by the Clarify acquisition-related charges and the nonrecurring charge resulting from the Stamford facility closing. We expect our results to be impacted positively in fiscal 2003 by our adoption of SFAS 142 as of October 1, 2002. As a result of the adoption, we will no longer be required to amortize the goodwill from any of our acquisitions made prior to July 1, 2001. Instead, any such goodwill will be subject only to impairment tests, as is the case currently for the goodwill from the Clarify acquisition. See discussion above - "Acquisition". Pro forma net income for the nine months ended June 30, 2002, excluding the acquisition-related charges and the nonrecurring charge resulting from the Stamford facility closing, increased by 2.7% over the nine months ended June 30, 2001, reaching $208.3 million, representing 16.6% of revenue. The lower than historic percentage increase in our pro forma net income is due to the reduction in our revenue growth in the nine months ended June 30, 2002, caused by a significant slowdown in our market in the third quarter of fiscal 2002, which was not offset by a parallel decrease in the growth of our costs.

     DILUTED EARNINGS PER SHARE. Diluted earnings per share were $0.02 for the nine months ended June 30, 2002, compared to $0.20 in the nine months ended June 30, 2001. Pro forma diluted earnings per share in the nine months ended June 30, 2002, excluding the acquisition-related charges and the nonrecurring charge resulting from the Stamford facility closing, increased by 4.5% from the nine months ended June 30, 2001, reaching $0.93 per diluted share.


THREE MONTHS ENDED JUNE 30, 2002 AND 2001

     REVENUE. Revenue for the three months ended June 30, 2002 was $380.1 million, a decrease of $23.9 million, or 5.9%, from the three months ended June 30, 2001. License revenue decreased from $48.5 million in the three months ended June 30, 2001 to $36.8 million during the three months ended June 30, 2002, a decrease of 24.2%, and service revenue decreased 3.4% from $355.5 million in the three months ended June 30, 2001 to $343.4 million in the three months ended June 30, 2002. The decrease in license revenue is attributable primarily to the significant slowdown in customer buying decisions in the third quarter of fiscal 2002, stemming from overall reductions in the capital investment budgets of many communications service providers, which resulted in our obtaining fewer new contracts than expected and smaller than expected initial spending commitments under contracts with some of our customers. The decrease in service revenue is attributable primarily to our obtaining fewer new contracts than expected, as well as to smaller initial spending commitments and reduced discretionary spending under our contracts with some of our customers.

     We currently expect that revenue for the fourth quarter ending September 30, 2002 will be in the range of $350 million to $360 million. Although we are unable at this time to forecast beyond the fourth quarter of fiscal 2002, we could experience additional revenue softness in the future. As a result of the decrease in our revenue levels, we moved decisively to reduce costs. See discussion above - "Operational Efficiency and Cost Reduction Program".

     Reduced revenue from CC&B Systems was the reason for the decline in our overall revenue in the three months ended June 30, 2002. Total CC&B Systems revenue for the three months ended June 30, 2002 was $338.9 million, a decrease of $25.2 million, or 6.9%, from the three months ended June 30, 2001. Following a period of sequential growth each fiscal quarter since our initial public offering in 1998, based on a comparison of our third to our second fiscal quarters of 2002, our CC&B Systems revenue declined by $65.8 million, representing a 16.3% decline. Approximately $20 million of our CC&B Systems revenue for the three months ended June 30, 2002 is attributable to revenue from Clarify's CRM software involving customers other than communications service providers. This is not the focus of our business and, as a result, we believe that revenue from such customers will remain relatively stable over time.

      Revenue from Directory Systems was $41.3 million for the three months ended June 30, 2002, an increase of $1.4 million, or 3.5%, over the three months ended June 30, 2001. The increase was attributable primarily to extensions of agreements with and additional services rendered to existing customers.

     In the three months ended June 30, 2002, revenue from customers in North America, Europe and the rest of the world accounted for 65.1%, 27.4% and 7.5%, respectively, compared to 51.5%, 38.1% and 10.4%, respectively, for the three months ended June 30, 2001. The growth in North America was attributable primarily to revenue we gained from increased activity for existing customers.

     COST OF LICENSE. Cost of license for the three months ended June 30, 2002 was $1.2 million, a decrease of $0.6 million, or 32.9%, from cost of license for the three months ended June 30, 2001. Cost of license included amortization of purchased computer software and intellectual property rights, and is decreasing as a result of our amortizing on a faster than straight line basis.

     COST OF SERVICE. Cost of service for the three months ended June 30, 2002 was $231.6 million, an increase of $10.8 million, or 4.9%, over the cost of service of $220.8 million for the three months ended June 30, 2001. As a percentage of revenue, cost of service increased to 60.9% in the three months ended June 30, 2002 from 54.7% in the three months ended June 30, 2001. The increase in cost of service as a percentage of revenue is attributable to our costs growing at a rate closer to what we had previously believed would be the growth rate of our revenue. As a result of the general economic and other factors negatively impacting our markets, we have taken steps to make parallel decreases in our costs. See discussion above - "Operational Efficiency and Cost Reduction Program".

     RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, either in conjunction with customer projects or as part of our internal product development program. In the three months ended June 30, 2002, research and development expense was $32.8 million, or 8.6% of revenue, compared with $28 million, or 6.9% of revenue, in the three months ended June 30, 2001. The increase reflected ongoing expenditures primarily for CC&B Systems. Our research and development budget, like all of our costs, is sensitive to our overall financial condition and a decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures. See discussion above - "Research and Development, Patents and Licenses".

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense was primarily comprised of compensation expense and increased by 5.1% to $55.4 million, or 14.6% of revenue, in the three months ended June 30, 2002 from $52.7 million, or 13.1% of revenue, in the three months ended June 30, 2001. The increase in selling, general and administrative expense as a percentage of revenue is attributable primarily to the increase in our selling and marketing efforts in the three months ended June 30, 2002 and, to a lesser degree, to the reduction in our revenue, which was not offset by a parallel decrease in our selling, general and administrative expense.

     AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLE ASSETS. Amortization of goodwill and purchased intangible assets for the three months ended June 30, 2002 was $56.6 million, compared to $55.8 million in the three months ended June 30, 2001. The increase in amortization expense in the three months ended June 30, 2002 was due to the non-goodwill related amortization resulting from the Clarify acquisition, partially offset by the completion of the core technology amortization acquired in the ITDS and Solect acquisitions. As a result of SFAS 142, goodwill related to Clarify, an acquisition made by us after July 1, 2001, is not amortized, but is subject to impairment tests. For acquisitions we made prior to July 1, 2001, SFAS 142 requires us to amortize the goodwill resulting from such acquisitions only through September 30, 2002. In the three months ended June 30, 2002, total amortization related to such goodwill was $50.5 million. Effective as of October 1, 2002, SFAS 142 will be adopted by us and goodwill related to our acquisitions will no longer be amortized. Instead, any such goodwill will be subject only to the same impairment tests now applicable to Clarify-related goodwill. See discussion above - "Acquisition".

     OPERATING INCOME. Operating income in the three months ended June 30, 2002, was $2.5 million, compared to $44.9 million in the three months ended June 30, 2001, a decrease of 94.4%, due to the reduction in our revenue in the three months ended June 30, 2002, which was not offset by a parallel decrease in our costs. As a result, most of the reduction in revenue was reflected directly as a reduction in operating income. Moreover, the Clarify acquisition-related charges further reduced our operating income. Pro forma operating income for the three months ended June 30, 2002, excluding acquisition-related charges, was $59.1 million, or 15.6% of revenue, compared to $100.7 million, or 24.9% of revenue, for the three months ended June 30, 2001, a decrease of 41.3%.

     INTEREST INCOME AND OTHER, NET. In the three months ended June 30, 2002, interest income and other, net, was $3.1 million, a decrease of $2.1 million over the three months ended June 30, 2001. The decrease in interest income and other, net, was primarily attributable to the overall decline in interest rates and, to a lesser degree, to the decrease in our cash equivalents and short-term interest-bearing investments, and the interest obligations on the Notes.

     INCOME TAXES. Income taxes in the three months ended June 30, 2002 were $32.4 million on pretax income of $5.6 million. The disproportionate tax rate resulted primarily from our revised annual estimated pretax income, due to the non-cash amortization of goodwill related to acquisitions, much of which is not tax deductible. The pro forma effective tax rate for the three months ended June 30, 2002, excluding the acquisition-related charges, was 28%. In the three months ended June 30, 2001, income taxes were $31.6 million on income before taxes of $50.1 million. The pro forma effective tax rate for the three months ended June 30, 2001, excluding acquisition-related charges, was 30%. See discussion below - "Effective Tax Rate".

     NET INCOME (LOSS). Net loss was $26.9 million in the three months ended June 30, 2002, compared to net income of $18.5 million for the three months ended June 30, 2001. The net loss is attributable primarily to the reduction in our revenue growth in the three months ended June 30, 2002, which was not offset by a parallel decrease in our costs, and also by the disproportionate level of taxes allocated in our third quarter resulting from our revised annual estimated pretax income. See discussion below - "Effective Tax Rate". We expect our results to be impacted positively in fiscal 2003 by our adoption of SFAS 142 as of October 1, 2002. As a result of the adoption, we will no longer be required to amortize the goodwill from any of our acquisitions made prior to July 1, 2001. Instead, any such goodwill will be subject only to impairment tests, as is the case currently for the goodwill from the Clarify acquisition. See discussion above - "Acquisition". Pro forma net income in the three months ended June 30, 2002, excluding the acquisition-related charges, decreased by 39.6% from the three months ended June 30, 2001, reaching $44.7 million, representing 11.8% of revenue.

     DILUTED EARNINGS (LOSS) PER SHARE. Diluted loss per share was $0.12 for the three months ended June 30, 2002, compared to diluted earnings per share of $0.08 for the three months ended June 30, 2001. Pro forma diluted earnings per share for the three months ended June 30, 2002, excluding the acquisition-related charges, decreased by 39.4% from the three months ended June 30, 2001, reaching $0.20 per diluted share. We currently expect that we will have a loss per share for the fourth quarter ending September 30, 2002. Excluding the effects of acquisition-related charges and the non-recurring charge to be made in the fourth quarter of fiscal 2002 related to the cost reduction program commenced in July 2002, we expect that our pro forma earnings per share in the fourth quarter of fiscal 2002 will be in the range of $0.17 to $0.20 per share. Although we are unable at this time to forecast beyond the fourth quarter of fiscal 2002, we could experience additional revenue softness in the future. As a result of the decrease in our revenue levels, we moved decisively to reduce costs. See discussion above - "Operational Efficiency and Cost Reduction Program".


LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and short-term interest-bearing investments totaled $1,013.4 million as of June 30, 2002, compared to $1,110.1 million as of September 30, 2001. The decrease is attributable primarily to the acquisition of Clarify and the implementation of our share repurchase program, and was partially offset by positive cash flows from operations. Net cash provided by operating activities amounted to $311.4 million and $242.9 million for the nine months ended June 30, 2002 and 2001, respectively. The increase in cash flows from operations was primarily due to a decrease in working capital. We currently intend to retain our future operating cash flows to support the further expansion of our business, although some portion may also be used for the repurchase of our outstanding securities. See discussion above - "Securities Repurchase Programs".

     As of June 30, 2002, we had positive working capital of $899.9 million, compared to positive working capital of $1,059.9 million as of September 30, 2001. The decrease is attributable primarily to cash paid for the acquisition of Clarify and the implementation of our share repurchase program. We believe that current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our needs in the near future.

     All of the Notes were outstanding as of June 30, 2002, representing an aggregate principal amount of $500 million plus accumulated interest. On July 23, 2002, our board of directors authorized us to repurchase outstanding Notes, in such amounts, at such prices and at such times considered appropriate by us. No repurchases by us have been made to date. See discussion above - "Securities Repurchase Programs".

     As of June 30, 2002, we had available short-term general revolving lines of credit totaling $40 million, none of which were outstanding. In addition, as of June 30, 2002 we had credit facilities totaling $43.8 million, limited for the use of letters of credit and bank guaranties from various banks. Outstanding letters of credit and bank guaranties as of June 30, 2002 totaled $24 million. These were supported by a combination of the credit facilities described above and compensating cash balances that we maintain with the issuing banks.

     As of June 30, 2002, we had outstanding long-term obligations of $28.9 million in connection with leasing arrangements.

     Currently, our capital expenditures, which for the nine months ended June 30, 2002 were approximately $42 million, consist primarily of computer equipment and, to a lesser degree, vehicles and leasehold improvements and are funded principally by operating cash flows and capital leasing arrangements. We do not anticipate any changes to this policy in the foreseeable future.

     Our allowance for doubtful accounts receivable for the nine months ended June 30, 2002 was adjusted upward by approximately $12 million, from the allowance provided for at the time of our fiscal year ended September 30, 2001. The increase in our doubtful accounts receivable is primarily a result of our purchase accounting treatment of the Clarify acquisition.

     As of June 30, 2002, we have treasury stock of 7.7 million Ordinary Shares, resulting from our having initiated our share repurchase program in fiscal 2002. See discussion above - "Securities Repurchase Programs".


NET DEFERRED TAX ASSETS

     As of June 30, 2002, deferred tax assets of $25.2 million, derived primarily from carry-forward net operating losses relating to losses incurred by Solect prior to our acquisition of that company in April 2000, were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such losses. When realization of the tax benefits associated with such net operating losses is deemed probable, the valuation allowance will be released, resulting primarily in an offsetting reduction of the goodwill recorded in the Solect acquisition.


EFFECTIVE TAX RATE

     Our blended effective tax rate was 95% and 63% for the nine months ended June 30, 2002 and June 30, 2001, respectively. These high effective tax rates were primarily attributable to amortization of goodwill related to our acquisitions, much of which is not tax deductible. In the nine months ended June 30, 2002 our effective tax rate was also adversely affected by the revision we made in our third fiscal quarter to our annual estimated pretax income levels. Our blended effective tax rate was 581% and 63% for the three months ended June 30, 2002 and June 30, 2001, respectively. The effective tax rate was exaggerated in the third quarter of fiscal 2002 because, in accordance with SFAS 109, our effective tax rates are estimated in advance of each fiscal year, based on a forecast of pretax income for the coming fiscal year, and our current pretax income estimate is substantially less than the pretax income level originally forecast by us for the full fiscal year. The downward adjustment in the pretax income forecast had the effect of increasing our effective tax rates, due to fixed non-deductible expenditures representing a larger component of our revised pretax income, and accordingly resulted in the tax allocations made by us in the prior two quarters being too low. Until we revised our pretax income forecast in the third quarter of fiscal 2002, we had believed our pretax income, and thus our related allocations for taxes, would be increasing in the third and fourth quarters so as to permit us, over all four quarters, to satisfy our full fiscal year's tax obligations. Due to the drop in our forecasted pretax income in the third quarter of fiscal 2002, we were required in accordance with SFAS No. 109 to allocate additional taxes to the third quarter of fiscal 2002 in order to compensate in that quarter for our earlier lower tax allocations.

     Our overall pro forma effective tax rate for fiscal year 2002, excluding amortization related to our acquisitions and nonrecurring charges, is expected to be approximately 28% compared to our historical pro forma effective tax rate of approximately 30%, due to the corporate income tax rates in the various countries in which we operate and changes in the relative magnitude of our business in those countries.


CURRENCY FLUCTUATIONS

     Approximately 90% of our revenue is in U.S. dollars or linked to the dollar and therefore the dollar is our functional currency. Approximately 60% of our operating expenses (excluding amortization for goodwill and intangible assets, in-process research and development and nonrecurring charge) are paid in dollars or linked to dollars. Other significant currencies in which we receive revenue or pay expenses are Australian dollars, British pounds, Canadian dollars, the euro and Israeli shekels. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our operations. As more of our customers seek contracts that are denominated in currencies such as the euro and not the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. As of June 30, 2002, we had substantially hedged our significant exposures in currencies other than the dollar.


LITIGATION

     Beginning on June 24, 2002, a number of complaints were filed by holders of our Ordinary Shares against us and four of our officers and directors, in the United States District Courts for the Eastern District of Missouri and the Southern District of New York. The complaints allege violations of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. Each plaintiff seeks to represent a putative class of all purchasers of our Ordinary Shares between July 18, 2000 (or, in some of the complaints, July 24, 2001) and June 20, 2002. The complaints generally allege that, during that period, we and the individual defendants made false or misleading statements, in press releases and Securities and Exchange Commission filings, regarding among other things our future prospects, backlog, revenue, gross margin, acquisitions and accounting practices. Each plaintiff seeks unspecified monetary damages and other relief against all defendants. We dispute the allegations of wrongdoing in these complaints and intend to defend ourself vigorously.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K.

(a)  Exhibits

EXHIBIT NO.     DESCRIPTION
-----------     -----------
99.1            Amdocs Limited Press Release dated July 24, 2002.

99.2            Certification of Chief Executive Officer and Chief Financial
                Officer.

(b)  Reports on Form 6-K

     The Company filed the following reports on Form 6-K during the three months ended June 30, 2002:

     (1)  Form 6-K dated May 13, 2002.

     (2)  Form 6-K dated June 21, 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             AMDOCS LIMITED



                                             /s/ Thomas G. O'Brien
                                             -----------------------------------
                                             Thomas G. O'Brien
                                             Treasurer and Secretary
                                             Authorized U.S. Representative


Date: August 15, 2002

                                  EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION
-----------     -----------
99.1            Amdocs Limited Press Release dated July 24, 2002.

99.2            Certification of Chief Executive Officer and Chief Financial
                Officer.